Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL RECEIVED PROCESSING
FEB 14 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07021046

Our Ref: LB/CS/24/3

Your Ref: 82-2782

9 February 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as at today's date.

- Statement re: Aquarion sale and return of capital to shareholders.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

dlw 2/16

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Aquarion sale and return of capital to shareholders
Released	07:23 09-Feb-07
Number	PRNUK-0902

KeldaGroup

Update regarding Aquarion sale and return of capital to shareholders

On 26 February 2006, Kelda announced the sale of Aquarion, the US water supply business, to a Macquarie Bank led consortium ('Macquarie consortium') for an enterprise value of approximately $860m and an equity consideration of $625m, conditional upon certain regulatory clearances.

The Interim Report 2006 issued on 28 November 2006 stated that the remaining clearance for the State of New York was expected early 2007, and that upon receipt of the Aquarion proceeds, a £750m return of capital to shareholders was proposed by way of a B share scheme, subject to shareholder approval.

Since this time, it has become clear to the parties that obtaining timely regulatory clearance in New York, 7% of Aquarion's total rate base, will be best achieved through sale of Aquarion's interests in this State to operators of existing New York water businesses.

As a consequence and with the agreement of the Macquarie consortium, Kelda has entered into conditional agreements for the sale of Aquarion's two New York companies with United Water Inc. and Aqua America Inc.respectively. Revised filings for regulatory clearance have been made.

A price adjustment has been agreed with the Macquarie consortium. It is now anticipated that the Macquarie transaction will complete in the second quarter of 2007, conditional on the agreement of the regulators to this revised structure. Completion of the sale of the New York interests should follow thereafter.

The net reduction in both enterprise value and equity consideration to Kelda is $15m (£8m). Aquarion will continue to be disclosed as a discontinued operation in the results for the year ended 31 March 2007. The impairment charge will be reviewed at the financial year end to cover Kelda's exit from the US.

Subject to the transaction with the Macquarie consortium completing as expected, arrangements for the £750m return of capital to shareholders will be initiated immediately thereafter.

Enquiries:

Kelda

Kevin Whiteman (Chief Executive) 01274 692183

Martin Towers (Group Finance Director) 01274 804220

Tulchan Communications

David Trenchard 0207 7353 4200

Peter Hewer 0207 7353 4200

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